UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
REXAHN PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	11-3516358
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9620 Medical Center Drive
Rockville, Maryland	20850
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.0001	American Stock Exchange
(Title of Class)	(Name of Exchange)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑	In this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

TABLE OF CONTENTS

Item 1. Description of Registrant's Securities to be Registered	1
Item 2. Exhibits	4
SIGNATURE	5
EXHIBIT INDEX	6

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing of the common stock on the American Stock Exchange.

The following is a summary of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation (the "Amended and Restated Certificate of Incorporation") and amended and restated bylaws (the  "Amended and Restated Bylaws").   As summaries, they do not purport to be complete and are qualified in their entirety by reference to our articles of incorporation and bylaws.

The securities to be registered are shares of common stock, par value $0.0001 (the “Common Stock”), of Rexahn Pharmaceuticals, Inc. (the “Company”). The authorized capital stock of the Company currently consists of 600,000,000 shares: 500,000,000 shares of which are Common Stock and 100,000,000 of which are preferred stock (the “Preferred Stock”).  The Company currently does not have any issued and outstanding shares of preferred stock.

Common Stock

Holders of Common Stock are entitled to receive such dividends and distributions in equal amounts per share, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, whenever the full dividends upon any outstanding Preferred Stock for all past dividend periods shall have been paid and the full dividends thereon for the then current respective dividend periods shall have been paid, or declared and a sum sufficient for the respective payments thereof set apart.  In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, after the payment or setting apart for payment to the holders of any outstanding Preferred Stock of the full preferential amounts to which such holders are entitled as herein provided or referred to, all of the remaining assets of the Company belong to and are distributable in equal amounts per share to the holders of the Common Stock. For purposes of the immediately preceding sentence, a consolidation or merger of the Company with any other corporation, or the sale, transfer or lease of all or substantially all its assets will not constitute or be deemed a liquidation, dissolution or winding-up of the Company.  Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware (a "Preferred Stock Designation"), to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series includes, but is not limited to, determination of the designation of the series, which may be by distinguishing number, letter or title; the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding); whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series; the dates at which dividends, if any, shall be payable;  the redemption rights and price or prices, if any, for shares of the series; the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;  whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made; restrictions on the issuance of shares of he same series or of any other class or series; and the voting rights, if any, of the holders of shares of the series.

The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders.

Warrants

As of May 23, 2008, warrants to purchase an aggregate of 1,207,151 shares of our Common Stock at a weighted average exercise price per share of $1.80 were issued and outstanding.

Antitakeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law

Certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the following more difficult:

o      acquisition of us by means of a tender offer;

o      acquisition of us by means of a proxy contest or otherwise; and

o      the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection resulting from our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because we believe that the negotiation of such proposals could result in an improvement of their terms.

Stockholder Meetings. Our Amended and Restated Certificate of Incorporation provide that only the board of directors or the Chairman of the Board may call special meetings of stockholders.

Elimination of Cumulative Voting. Our charter documents do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The ability to authorize undesignated Preferred Stock makes it possible for the board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

We are also subject to certain provisions of the Delaware General Corporation Law ("DGCL") that may have anti-takeover effects. These provisions are described below.

Business Combinations. Special vote requirements may apply to certain business combinations with interested stockholders. Section 203(a) of the DGCL generally prohibits an "interested stockholder" from entering into certain types of business combinations with a Delaware corporation for three years after becoming an "interested stockholder" unless:

o      before the stockholder became an "interested stockholder", the Board of Directors approved the business combination or the transaction that resulted in the stockholder becoming an "interested stockholder";

o      after the transaction that resulted in the stockholder becoming an "interested stockholder", the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to technical calculation rules; or

o      on or after the time the "interested stockholder" became an "interested stockholder", the board of directors approved the business combination, and at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder" also ratified the business combination at a stockholders' meeting.

An "interested stockholder" under the DGCL is any person – other than the corporation and its majority-owned subsidiaries -- who owns at least 15% of the outstanding voting stock or is an affiliate or associate of a corporation that owned at least 15% of the outstanding stock within the preceding three years, and this definition includes affiliates of the corporation. The prohibited combinations include:

o      mergers or consolidations;

o      sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of 10% or more of: (a) the aggregate market value of all assets of the corporation; or (b) the aggregate market value of all the outstanding stock of the corporation;

o      any transactions resulting in the issuance or transfer by the corporation of stock in the corporation to the "interested stockholder" except in limited instances;

o      receipt by the "interested stockholder" of the benefit of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and

o      any other transaction, with certain exceptions, that increases the proportionate share of the stock owned by the "interested stockholder".

The DGCL permits a corporation to elect not to be governed by the provisions of Section 203; however, the Company has not made such election in its Amended and Restated Certificate of Incorporation.  While the DGCL does not provide for a "fair price" provision, the Amended and Restated Certificate of Incorporation does include a "fair price" provision.

These provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could have the effect of discouraging others from attempting unsolicited takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored unsolicited takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions, which stockholders may otherwise deem to be in their best interests.

Voting

Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws, each shareholder at every meeting of the shareholders is entitled to one vote for each share of stock held by such shareholder. Any vote on stock may be given by the shareholder entitled thereto in person or by proxy appointed by an instrument in writing, subscribed (or transmitted by electronic means and authenticated as provided by law) by such shareholder or by the shareholder's attorney thereunto authorized, and delivered to the Secretary; provided, however, that no proxy may be voted after three years from its date unless the proxy provides for a longer period. Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws, at all meetings of the shareholders, all matters are decided by the vote (which need not be by ballot) of a majority in interest of the shareholders present in person or by proxy and entitled to vote on the subject matter, a quorum being present.

Except as otherwise provided in our Amended and Restated Certificate of Incorporation or in a Preferred Stock Designation, holders of Common Stock have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock are not entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to our Amended and Restated Certificate of Incorporation or any Preferred Stock Designation.

Election of Directors

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Company is fixed exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the whole Board. The directors shall hold office until the expiration of their terms and their successors are duly elected and qualified. At each annual meeting of the stockholders of the Company, the successors of directors whose terms expire at that meeting are elected by a plurality vote of all votes cast for the election of directors at such meeting to hold office for a term expiring at the next annual meeting of stockholders.  Subject to the rights of the holders of any series of Preferred Stock, and unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole Board of Directors shall shorten the term of any incumbent director.  Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock, as provided herein or in any Preferred Stock Designation, to elect additional directors under specific circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Preemptive Rights

Unless otherwise determined by the Board of Directors, no holder of stock of the Company has any right to purchase or subscribe for any stock of any class which the Company may issue or sell, whether or not exchangeable for any stock of the Company of any class or classes and whether out of unissued shares authorized by the Amended and Restated Certificate of Incorporation of the Company as originally filed or by any amendment thereof or out of shares of stock of the Company acquired by it after the issue thereof.

Item 2. Exhibits.

Exhibit
No.	Description

3.1
Amended and Restated Certificate of Incorporation, filed as Exhibit A to Appendix G to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference.

3.2	Amended and Restated Bylaws, filed as Appendix H to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

REXAHN PHARMACEUTICALS, INC.

Dated: May 23, 2008	By:	/s/ Tae Heum Jeong
Tae Heum Jeong
Chief Financial Officer, Secretary and Director

EXHIBIT INDEX

Exhibit
No.	Description

3.1
Amended and Restated Certificate of Incorporation, filed as Exhibit A to Appendix G to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference.

3.2	Amended and Restated Bylaws, filed as Appendix H to the Company's Definitive Proxy Statement on Schedule 14A (File No. 000-50590) dated April 29, 2005, is incorporated herein by reference.